Exhibit99.7

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER TO

18 U.S.C. Section 1350, As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of PyroGenesis Canada Inc. (the “Registrant”) on Form 40-F for the annual period ended December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Andre Mainella, Chief Financial Officer, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.
Date: March 31st, 2022	By:	/s/ Andre Mainella
Andre Mainella
Chief Financial Officer
(Principal Financial Officer)